UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Xunlei Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

98419E108**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, of the Issuer, each representing five common shares of the Issuer. No CUSIP has been assigned to the common shares.

CUSIP No. 98419E108
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shenglong Zou (“Mr. Zou”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 22,931,611 Common Shares
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 22,931,611 Common Shares
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,931,611 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Based on a total of 339,165,241 common shares of the Issuer, par value US$0.00025 per share (“Common Shares”) outstanding as of December 31, 2019 according to the Issuer.

CUSIP No. 98419E108
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vantage Point Global Limited (“Vantage Point”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 10,931,611 Common Shares
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 10,931,611 Common Shares
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,931,611 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Based on a total of 339,165,241 Common Shares outstanding as of December 31, 2019 according to the Issuer.

CUSIP No. 98419E108
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Choice & Chance Limited (“Choice”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 10,931,611 Common Shares
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 10,931,611 Common Shares
		8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,931,611 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 339,165,241 Common Shares outstanding as of December 31, 2019 according to the Issuer.

CUSIP No. 98419E108

Item 1.

(a)	Name of Issuer Xunlei Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 21/F, Block B, Bldg 12, Shenzhen Bay ECO-Technology Park Nanshan District, Shenzhen, 518000, People’s Republic of China

Item 2.

(a)	Name of Person Filing Shenglong Zou Vantage Point Global Limited Choice & Chance Limited The foregoing persons are collectively referred to as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, residence

Shenglong Zou
Vantage Point Global Limited
c/o Xunlei Limited
21/F, Block B, Bldg 12, Shenzhen Bay ECO-Technology Park

Nanshan District, Shenzhen, 518000, People’s Republic of China

Choice & Chance Limited

Offshore Group Chambers

P.O. Box CB 12751

Nassau

New Providence

Bahamas

(c)	Citizenship Mr. Zou is a citizen of the People’s Republic of China. The place of organization of Vantage Point is the British Virgin Islands. The place of organization of Choice is the Bahamas.

(d)	Title of Class of Securities Common shares of par value US$0.00025 per share

(e)

CUSIP Number
98419E108 (for the American Depositary Shares, evidenced by American Depositary Receipts, of the Issuer (the “ADSs”), each representing five Common Shares. No CUSIP has been assigned to the Common Shares.)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

The following information with respect to the ownership of the Common Shares by each of the Reporting Persons is provided as of December 31, 2019:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shenglong Zou(2)	22,931,611 Common Shares	6.8%	22,931,611 Common Shares	0	22,931,611 Common Shares	0
Choice & Chance Limited(2)	10,931,611 Common Shares	3.2%	10,931,611 Common Shares	0	10,931,611 Common Shares	0
Vantage Point Global Limited(2)	10,931,611 Common Shares	3.2%	10,931,611 Common Shares	0	10,931,611 Common Shares	0

(1)               Based on a total of 339,165,241 Common Shares outstanding as of December 31, 2019 according to the Issuer.

(2)               As of December 31, 2019, Vantage Point was the record owner of 10,931,611 Common Shares. Vantage Point is wholly owned by Choice, which is ultimately owned by a United States revocable trust with Mr. Zou as the settlor and Mr. Zou is a director of Choice.  Mr. Zou indirectly holds all voting and investment powers of Vantage Point and its assets. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Zou may be deemed to beneficially own all of the Common Shares directly held by Vantage Point. As of December 31, 2019, Vantage Point and Choice have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Shares of the Issuer.

In addition, Eagle Spirit LLC, a Delaware limited liability company, was the record owner of 12,000,000 Common Shares as of December 31, 2019.  Eagle Spirit LLC is wholly owned by a United States irrevocable trust with Mr. Zou as the settlor and Mr. Zou is the sole director of Eagle Spirit LLC. Mr. Zou indirectly holds the voting power and investment power of all of the Common Shares held by Eagle Spirit LLC. Mr. Zou may be deemed to beneficially own all of the Common Shares held by Eagle Spirit LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

Shenglong Zou	/s/ Shenglong Zou

Vantage Point Global Limited	By:	/s/ Shenglong Zou
	Name:	Shenglong Zou
	Title:	Director

Choice & Chance Limited	By:	/s/ Shenglong Zou
	Name:	Shenglong Zou
	Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description

A.	Joint Filing Agreement